

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

January 12, 2007

Via Facsimile (212.336.4263) and U.S. Mail

Joshua Goldstein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104

   RE: **Orthodontix, Inc.**
      Schedule 14F-1 filed on December 18, 2006
      File No. 005-50118

Dear Mr. Goldstein:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 2

1. We note your response to prior comment 1. Please provide your analysis as to why you believe Orthodontix should not be considered a party to the merger, particularly in light of the fact that Orthodontix is a party to the Merger Agreement and Plan of Reorganization (Exhibit 10.10 to the Form 8-K filed January 8, 2007) and the fact that Orthodontix is also providing the merger consideration in the form of Orthodontix common stock.

   Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202)

772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers and Acquisitions